SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

12 HA’HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X                 Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes __           No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____.)

Registrant’s telephone number, including area code: 972 3 575-2750

EXPLANATORY NOTE

Attached is following exhibit:

99.1
Notice to Shareholders and Proxy Statement, which were sent by Fundtech Ltd. to its shareholders on or about November 20, 2009 in connection with the Annual Meeting of Shareholders to be held on December 22, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDTECH LTD.

Date: December 15, 2009	By: /s/ Yoram Bibring
Yoram Bibring
Chief Financial Officer